

Mail Stop 3561

June 21, 2011

Via Fax & U.S. Mail

Mr. Dominick Ragone
Chief Financial Officer
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

> **Re:** **Icahn Enterprises L.P.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 001-09516**

Dear Mr. Ragone:

We have reviewed your response letter dated June 7, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Notes to the Financial Statements

Note 3. Acquisitions

– Investment in Tropicana, page 131

1. We note from your response to our prior comment eight that the fair value of the 12,870,446 shares of Tropicana's common stock that were held just prior to the acquisition of the controlling interest in Tropicana was $177 million, or $13.75 per share which was based upon the purchase price of the additional shares in an arm's length, private transaction. However, you also indicate in your response that the fair value at acquisition date of the 12,870,446 previously held shares of Tropicana's common stock pursuant to ASC Topic 805 was $251 million. Please explain to us in further detail the reason for the difference in the two fair values, as it appears that they were both calculated as of November 15, 2010 and why it you believe the fair value of $19.50 per share is appropriate for calculating the gain or loss in the transaction. Furthermore, it is unclear to us how the calculation of gain has been calculated in accordance with ASC 805. ASC 805-10-25-10 requires you to remeasure the previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. In this regard, we believe the gain or loss should be the difference between the carrying amount of the equity interest prior to acquisition date and the fair value of this interest determined as of the acquisition date. Please tell us the carrying amount of your equity interest prior to the acquisition date and explain to us how that amount has been considered in your calculation of the gain or loss. We may have further comment upon receipt of your response.

2. We note in response to our prior comment nine you explain how the fair value of Tropicana non-controlling interests of $237 million was determined at November 15, 2010. Please confirm that you will include a disclosure similar to provided in your response to us in the notes to the financial statements in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dominick Ragone
Icahn Enterprises L.P.
June 21, 2011
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

     Sincerely,

     Linda Cvrkel
     Branch Chief

Via facsimile
(646) 861-7585